

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 11, 2007

Brian Kistler
Chief Executive Officer
Freedom Financial Holdings, Inc.
6615 Brotherhood Way
Fort Wayne, IN 46825

>   **Re: Freedom Financial Holdings, Inc.**
>   **Amendment 1 to Form SB-2**
>   **Filed May 3, 2007**
>   **File No. 333-140538**

Dear Mr. Kistler:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Please mark the box on the facing page to indicate that you will be relying on Securities Act Rule 415.

Prospectus Cover Page

2.   We note that your response to our prior comment 4 confirms that the amounts described in footnote 2 were omitted from the table. However, as requested by our prior comment 4, please tell us, in your response letter, why you have omitted from the table the amounts described in footnote 2.

Prospectus Summary, page 1

3.   Please also disclose the percentage of your outstanding common stock that the number of shares being offered by selling shareholders would represent following the offering. See our prior comment 6.

4.   We note your new disclosure that the Indiana Securities Division considers your company to be in unsound financial condition (page 4), that the Division has imposed minimum net worth requirements for any residents of Indiana who purchase your shares (page 14), and that all "promotional shares" will be held in escrow until the "second anniversary of the completion by the Company of the initial public offering of the shares" (page 36). Revise your document to disclose the following:

- Revise the summary section of both prospectuses to briefly summarize the Indiana Securities Division's findings and how that Division's findings have impacted, and will impact, your company and your initial public offering (and offering by selling shareholders)
- Revise the risk factor on page 4 to clarify how the risk will affect purchasers of shares in your initial public offering and the offering of shares by selling shareholders;
- Reconcile your statement that selling shareholders will not be able to sell shares until 180 days after the effective date with your disclosure that holders of "promotional shares" will not be able to remove their shares from escrow until two years after the completion of the offering; and
- Revise the "Selling Security Holders" section of the alternate prospectus, the summary sections of both prospectuses, and the disclosure on page 36, to identify the selling security holders whose shares will be held in escrow for the two-year period. If any "promotional" shares are included in registration statement, disclose the total number of those shares included in the registration statement (regardless of whether those shares are subject to Rule 144) and clarify, in your response letter, why those shares are being registered at this time. We note your statement that out of the total number of shares to be held in escrow, 880,788 are being registered pursuant to the "Resale Prospectus," and that the "remaining 2,345,300 are subject to Rule 144."

5.   Create a risk factor(s) addressing the risks that you will face if and when you begin offering mortgage banking services, such as the risk that you will not be able to sell mortgage loans to investors (leaving less money available under a warehouse line of credit), the increased costs you will face from servicing mortgages, and the variable interest rate you will be required to pay (under any warehouse line of credit) versus the interest rates that borrowers will pay you under the mortgages you underwrite.

Underwriting, page 20

6.   Revise this section to indicate that you will promptly return funds deposited in the escrow account if the offering is terminated for any of the reasons specified in the prospectus. See Exchange Act Rule 10b-9. Furthermore, in your response letter, define how "promptly" you will return funds to investors upon termination of the offering, e.g., the duration of time you will hold investors' funds after termination of the offering.

Business of the Company, page 38

Freedom Financial Mortgage, page 40

7.   Revise the table on page 40 to reflect the total *revenues* the company earned through originating loans within each category, rather than the total dollar volume of the loans. We note your statement that the table is a "2006 revenue breakdown."

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 49

Results of Operations, page 51

8.   Clarify how the fairly recent decline in sub-prime lending has impacted, and will impact, the revenues you generate from originating sub-prime and subordinated loans. We note that approximately 30% of your revenues for the fiscal year ended December 31, 2006 were generated from originating loans categorized as sub-prime or subordinated.

Liquidity and Capital Resources, page 54

9.   Revise this section to include the discussion located at page F-7 underneath the heading "Going Concern/Liquidity Considerations."

Financial Statements, page F-1

General

10.   We note your response to comment 36. Please disclose and explain to us the specific nature of the licenses. Also explain to us, in detail, how you were able to reasonably conclude that the licenses should be assigned indefinite lives in accordance with the guidance in paragraph 11 of SFAS 142.

11.   We note your response to comment 39 and the related revised disclosures on page
        56. However, you did not address the anticipated impact on your liquidity and
        capital resources in connection with your transition to a mortgage banker during
        the second quarter of 2007. Please expand your disclosures to fully address your
        liquidity needs and advise us.

12.   We note in your response to comment 41 that the 2004 Freedom Financial
        Mortgage, Inc. financial statements are audited. You must provide in your Form
        SB-2 a signed audit report covering the 2004 financial statements. Also, you
        should remove all references to the 2004 financial statements being unaudited
        such as the column headings on the face of your financial statements and the
        footnote disclosure on page F-30.

Consolidated Statements of Operations, page F-4

Note 1.Organization and Summary of Significant Accounting Policies

Property and Equipment, page F-9

13.   Please tell us and disclose the useful life assigned to the office building you
        purchased in October 2006.

Note 10. Subsequent Events, page F-23
Unaudited Pro Forma Financial Information

14.   We note your disclosure of the pro forma effect of the settlement of the anti-
        dilution rights with Friedland Capital on the Company's financial position as of
        December 31, 2006. In this regard, advise us and disclose in greater detail the
        nature and the related amounts of this settlement. Also, tell us how you account
        for the settlement in your financial statements.

Signatures, page II-10

15.   Please note that the Form SB-2 must be signed by each individual serving in his
        capacity as the principal executive officer, principal financial officer, and
        principal accounting officer, and that each designation must appear next to the
        individual's signature. See "Instructions for Signatures" for Form SB-2. Revise
        the Form SB-2 to include the signature and designation of each individual in his
        capacity as the principal executive officer, principal financial officer, and
        principal accounting officer.

* * * *

As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Andrew Mew, Staff Accountant, at (202) 551-3377, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Derek B. Swanson, Attorney-Adviser, at (202) 551-3366, or me at (202) 551-3810, with any other questions.

Sincerely,

/s/ Michele M. Anderson
Michele M. Anderson
Legal Branch Chief

cc: Kristen Lund
        Weintraub Law Group PC
        Via Facsimile: (858) 566-7015